U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
               (Exact name of Company as specified in its charter)

                      HUAYANG INTERNATIONAL HOLDINGS, INC.



                   NEVADA                               58-1667944
                   ------                               ----------
      (State or other jurisdiction of                (I.R.S. Employer
       incorporation or organization)             Identification Number)

          No. 386 Qingnian Street
       Heping District, Shenyang, China                     89501
  (Address of principal executive offices)               (zip code)



                            011 (86) (24) 2318-0688
                            -----------------------
                (Issuer's telephone number, including area code)

           Securities to be registered under Section 12(b) of the Act:


    Title of each class                          Name of each exchange on which
    to be so registered                          each class is to be registered

            None                                              None
            ----                                              ----



           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, par value $0.02
                          -----------------------------
                                (Title of Class)

                                     PART I
                                     ------

ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW

         Huayang International Holdings, Inc (the "Company"), formerly known as Power Capital Corp., is a real-estate development company engaged in the development of a 162,000 square meter hotel and business properties in the People's Republic of China. The Company's current activities include the development and construction of a hotel and office complex in Shenyang, China.

STRUCTURE OF THE COMPANY

         The Company conducts its business through its 95% owned subsidiary Shenyang Haitong House Properties Development, Ltd ("Haitong"), and the following joint ventures in which the Company holds a 20% stake: Huayang International Hotel Co., Ltd. ("Hotel"), Changhua Business Co., Ltd. ("Business Center") and Changyuan Car Park Co., Ltd. ("Garage") (collectively referred to as the "Hotel Group").

HISTORY

         The Company was formerly known as Power Capital Corporation (PCC) which its stock was traded on the Over The Counter (OTC) Bulletin Board. However, the Company was delisted from the OTC Bulletin Board in December 1999. Immediately prior to the acquisition and the issuance of common shares as described below, PCC has issued and outstanding common shares of 100,807 shares to various shareholders.

         On December 29, 1995, PCC signed an acquisition agreement, as amended on January 5, 1996, with the Huayang International Trust (the "Trust"), whereby the Trust sold its 95%, 20%, 20% and 20% investments in Haitong, Hotel, Business Center and Garage, respectively, to PCC in exchange for 6,000,000 shares of common stock of PCC. On January 5, 1995, 6,000,000 shares were transferred to the Trust. At the date of acquisition, PCC changed its name to Huayang International Holdings, Inc.


HUAYANG INTERNATIONAL MANSION

INTRODUCTION

            Upon completion, Huayang International Mansion will be a mixed-used complex with a total building area of 162,000 square meters. The Mansion will be located in Shenyang, a major Chinese city with a population of nearly seven million, offering residential, hotel, office, recreation, shopping and conference facilities.

            The building consists of two towers and two podiums (lower floors leased out to stores, restaurants and other businesses that service the needs of the community and/or tower residents). Haitong owns Tower A and Podium A, while Hotel Group owns Tower B and Podium B of the building.

            Tower A will be a 28 story construction with 330 office units, 220 business apartments, and 66 penthouse apartments, totaling approximately 56,000 square meters. Assuming all the units in Tower A are sold, then the Company estimates that it will provide at least US$49.7 million in gross revenues. Podium A is a five story construction totaling approximately 27,000 square meters, with 21,285 square meters of commercial space for lease. As of December 31, 1999, 332 units of Tower A totaling 27,821 square meters (69% of the total area available for sale) have been sold, generating approximately US$21.6 million in gross revenues, and 71 Tower A units totaling 5,832 square meters (36% of available space) have been leased, generating US$0.68 million in annual gross revenues.

            Tower B and Podium B of the building totaling approximately 80,000 square meters will be operated by Sheraton Overseas Management Corporation and Hotel Group together as Sheraton Shenyang Lido Hotel. When completed, the five-star hotel will have 512 rooms/suits and 90 luxury apartments.

MARKET

         Shenyang is a major Chinese city with a population of nearly 7 million. Together with its neighboring cities Anshan, known as the Steel Capital of China, and Fushun, known as the Coal Capital of China, Shenyang is one of the most important industrial centers of China. Shenyang is also the most important traffic hub in northeastern China. It connects Beijing with major cities such as Dalian, Harbin, Dandong, and Changchun as well as Russia, Mongolia and North Korea.

         In the process of China's economic reform, Shenyang has put great effort into developing projects with high economic growth potential and has significantly improved its infrastructure to ensure that its economy will continue to grow. The city has given priority to the automobile manufacturing, service, and high technology sectors and has been quite successful in attracting investments in these sectors. For example, large automakers such as Toyota, General Motors and Ford all have established joint ventures in the city.

         The economic development has led to a higher level of demand for office space, retail space, business apartments and hotels, especially for high-end properties with good locations and quality services. The Company quickly responded to market demands and initiated the Huayang International Mansion project, which will provide office space, luxury residential units, retail space, entertainment functions, convention and exhibition functions as well as a five star-hotel.

PROJECT HIGHLIGHTS

         The Mansion will be conveniently located in the City's Special Economic Zone for new and hi-tech enterprises, and is only approximately15 minutes away from the city's international airport and approximately 10 minutes away from the city's main railway station. Qingnian

Avenue, a major traffic thoroughfare for the city leads to the building. Wulihe Stadium, the city's newest and most advanced stadium is located just on the northern side of the building. Regent Park, on the western side of the building, is a luxury residential area under development. JW Marriott Hotel and China Northern Airline's main office face the building's south side. To the east, across Qingnian Avenue is Riverside Garden, considered the most luxurious residential development in northeastern China. Some major entertainment facilities, such as Summer Place (a water park), the Science and Technology Museum and an aquarium are also located nearby.

         The total cost for the project is budgeted at US$170 million, of which it is expected that US$70 million will fund the development of Tower A and Podium A, and US$100 million will pay the costs of developing the Sheraton Hotel.

         The project is scheduled to be completed by June 2000. Construction on Tower A was completed in January 2000. The Hotel is scheduled to open in June 2000.

JOINT VENTURES

         Hotel: Hotel is developing a 50,000 square meter, 636 room luxury business hotel in Tower B of the Mansion. The Company is a 20% stakeholder in the Hotel project. The Hotel will be managed by Sheraton Hotels, a subsidiary of Starwood Hotels & Resorts Trust.

         As of December 31, 1999 the total construction costs of Tower B and Podium B totaled approximately US$90.4 million, of which approximately US$41 million had been paid with the balance to be paid by the principal shareholder, Yick Ho, Ltd., a wholly owned subsidiary of Cheung Kong (Holdings) Limited, a Hong Kong based corporation listed on the Hong Kong Stock Exchange. The Company must provide additional financing of US$2,500,000. The Hotel Group is expected to generate annual revenues of $46.65 million based on a 70% annual occupancy rate. This is based on projected revunes of $30.19 million from room tariffs, and US$16.46 million from other services including the Business Center and Garage.

         Business Center: Business Center owns and operates a 20,000 square meter business center occupying the five story podium of Tower B. The Company is a 20% stakeholder in the Business Center project. Business Center has not yet determined whether to lease the space to other service providers to generate rental revenues, or to satisfy market demand through the development of their own commercial enterprises. The Company expects the Business Center to generate annual revenues of $16.25 million.

         Garage: Garage owns and operates a 10,000 square meter parking facility in support of the Hotel and Business Center. The facility occupies two basement levels of Tower B. The Company is a 20% stakeholder in the Garage project. Based on a 70% annual occupancy rate of the hotel, the parking facilities are expected to generate annual revenues of $211,000.

PROJECT FUNDING

         The Company's projects were financed through a combinations of debt financing in the form of mortgage notes, capital contributions by Mr. Gao Wanjun, an officer, director and controlling shareholder of the Company, and shareholder loans to the Company by Mr. Gao.

PROJECT STATUS

         Tower A has been  completed.  There are 330 office units,  220 business apartment units and 66 penthouse apartment units in Tower A, totaling approximately 56,000 square meters. Of the total available space, approximately 40,000 square meters are designated for sale and approximately 16,000 square meters are intended to be leased properties. As of December 31, 1999, approximately 28,000 square meters of floor space had been sold and approximately 5,800 square meters of floor space had been leased.

         Podium A has almost been completed and the Company expects it to begin full operation by the end of June 2000. Agriculture Bank of China has leased 1,000 square meters of the ground floor area. In addition, the "Spring of Paris," a luxury shopping mall, has signed a letter of intent to leaser 8,000 square meters.

         The construction of Hotel is almost finished as well. The Hotel plans to open in June 2000.

COMPETITION

         The Company is in direct competition with a number of real estate development and property management companies that also provide office space to businesses in Shenyang. Some of these companies may have more resources than the Company, or be able to offer similar service at a better price than the company. The Sheraton hotel will compete directly with other business hotels in Shenyang, such as the JW Marriott.

GOVERNMENT REGULATION

                  The Company's projects are subject to various laws and governmental regulations, such as zoning regulations, relating to its business operations and project developments. The Company must obtain and keep current various licenses, permits and regulatory approvals for its development projects. The Company believes that it is in compliance with all laws, rules and regulations applicable to its projects and that such laws, rules and regulations do not currently have a material impact on the Company's operations. Due to the increasing levels of development in the areas of China where the Company currently operates, it is possible that new laws, rules and/or regulations may be adopted that could affect the Company's projects or proposed projects. The enactment of such laws, rules or regulations in the future could have a negative impact on the Company's project growth or profitability, which could decrease the Company's projected revenues or increase the Company's costs of doing business.

EMPLOYEES

         As of March 1, 2000, the Company had 20 employees, all of which are salaried. No employee group is covered under a collective bargaining agreement. The Company believes its relationship with its employees is good.

CAUTIONARY STATEMENTS

                        RISKS ASSOCIATED WITH THE COMPANY

WE HAVE A LIMITED OPERATING HISTORY UPON WHICH TO BASE AN INVESTMENT IN THE COMPANY.

         Although we merged into PCC in December 1995, we did not initiate operations until October, 1997. As a result, we have a limited operating history upon which an evaluation of our business and prospects. Our prospects must be considered in light of risks, expenses, delays, problems and difficulties frequently encountered by early stage companies.

OUR REAL ESTATE DEVELOPMENTS MAY NOT ACHIEVE THE MARKET ACCEPTANCE REQUIRED FOR THE COMPANY TO GENERATE PROFITS.

         The Company has not yet completed construction of its first project, the Huayang International Mansion. Construction on the Mansion is scheduled to be completed in June 2000. There can be no assurance that the Company will be successful in its business operations or will achieve sufficient levels of market acceptance for its property development projects and joint ventures. The Company's business may be subject to any or all of the problems, expenses, delays and risks inherent in the establishment of a new business enterprise including limited capital resources, possible delays in construction and/or development of its properties, possible cost overruns due to price and cost increases in raw materials and the manufacturing processes, uncertain market acceptance and the absence of an operating history. Therefore, there can be no assurance that the Company's business or joint ventures will be able to achieve or maintain profitable operations. Further, there can be no assurance that the Company will not encounter unforeseen difficulties that may deplete its capital resources more rapidly than anticipated.


WE MAY EXPERIENCE FLUCTUATIONS IN OUR QUARTERLY RESULTS.

         Our operating results have varied significantly from quarter to quarter in the past and may continue to vary significantly from quarter to quarter in the future due to a variety of factors. Many of these factors are out of our control. These factors include:

          o    Fluctuations in the real estate market where we operate;
          o    Seasonality of the hotel industry;
          o    Unexpected   delays   in   construction   of  our   real   estate
               developments;
          o New office and hotel developments in the same market in which we operate;
          o A decline in tourism or business in the market in which we operate; and
          o Increases in expenses, whether related to sales and marketing, new construction, maintenance or repair costs, or administration.

         We will continue to determine our investment and expense levels based on our expected future revenues, which may not grow at historical rates in future periods, if at all. A significant portion of our expenses is not variable in the short term and cannot be quickly reduced to respond to descreases in revenues. Therefore, if our revenues are below expectations, our operating results and net income are likely to be adversely affected. In addition, we may reduce our prices or accelerate our development activities in response to competitive pressures or to pursue new market opportunities. Any one of these activities may further limit our ability to adjust spending in response to revenue fluctuations.


WE MAY BE UNABLE TO OBTAIN THE FUNDING NECESSARY TO EXPAND OUR BUSINESS.

         We expect that we will require additional financing in order to expand our business. We cannot assure you that we will successfully negotiate or obtain additional financing, or that we will be able to obtain financing on terms favorable or acceptable to us. We do not have any commitments for additional financing. Our ability to obtain additional capital depends on market conditions, economic conditions, and other factors beyond our control. If we do not obtain adequate financing, or such financing is not available on acceptable terms, our ability to finance our expansion, enhance our properties, develop new properties or respond to competitive pressures would be significantly limited. Our failure to secure necessary financing could have a material adverse effect on our business, prospects, financial condition, and results of operations.

THE COMPANY IS SUBSTANTIALLY LEVERAGED IN RELATION TO ITS STOCKHOLDERS EQUITY.

         As of the date hereof, the Company has consolidated indebtedness that is substantial in relation to its stockholders equity. As of December 31, 1999, the Company had total debt of approximately $17,295,731. The Company's leveraged financial position poses substantial risks to holders of Common Stock, including the risks that (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of interest on such indebtedness,
(ii) the Company's leveraged position may impede its ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes and (iii) the Company's highly leveraged financial position may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness and to meet its other commitments, the Company will be required to adopt one or more alternatives, such as refinancing or restructuring its indebtedness, selling material assets or operations, or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be effected on satisfactory terms, that they would enable the Company to continue to satisfy its capital requirements or that they would be permitted by the terms of existing or future debt agreements.

         All of the Company's debt is secured by the Mansion. As of December 31, 1999, the Company's lenders held an aggregate of $17,295,731 of liens against the Mansion as security for bank loans of the same amount. If the Company is unable to meet the terms of its bank loans, resulting in a default under such bank loans, the lenders may elect to declare all amounts outstanding under the loans to be immediately due and payable and foreclose on the Mansion, which would have a material adverse effect on the Company.

WE DEPEND ON KEY MEMBERS OF OUR MANAGEMENT.

         Our business is highly dependent upon the continued contributions of our executive officers and other key employees. In particular, our future success is dependent upon the personal efforts of Mr. Gao Wanjun, our Chairman, President and Chief Executive Officer, Ms. Wang YuFai, our Secretary and Director, and Ms. Wang XioaLuan, our Chief Financial Officer and Director. We do not have employment agreements with our executive officers or key personnel, nor do we have key man life insurance policies for such individuals. The loss of the services of our executive officers or other key personnel could delay our ability to fully implement our operating strategy, which could have a material adverse effect on our business operating results and financial condition.

            RISKS OF DOING BUSINESS IN THE PEOPLE'S REPUBLIC OF CHINA

WE MAY LOSE THE BENEFITS PROVIDED BY SPECIAL ECONOMIC ZONES.

         As part of its economic reform, the PRC has designated certain areas, including Shenyang where the Company's offices and property development projects are located, as Special Economic Zones ("SEZs"). Foreign investment enterprises in these areas generally benefit from greater economic autonomy and more favorable tax treatment in the PRC. Accordingly, changes in the policies or laws governing SEZs could have a material adverse effect on the Company's business, financial condition and results of operations.

THE COMPANY IS SUBJECT TO VARIOUS POLITICAL AND LEGAL UNCERTAINTIES AS A RESULT OF DOING BUSINESS IN THE PRC.

         All of the Company's development projects are located in the PRC and, as a result, the Company's operations and assets are subject to significant political, economic, legal and other uncertainties. The economy of the PRC differs from the economics of most countries belonging to the Organization for Economic Co-operation and Development (the "OECD") in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. China's economy is managed in part through a series of five-year economic and social development plans (each a "Five-Year Plan") formulated by the State Council and approved by the National People's Congress. Each Five-Year Plan sets overall agricultural, industrial, financial and other economic and social development targets. In implementing each Five-Year Plan, the State Planning Commission, a commission directly under the State Council, establishes annual production and development targets, formulates and supervises the implementation of annual plans designed to achieve those targets and approves major economic projects. Although the majority of productive assets in the PRC are still owned by the Chinese Government, in the past several years the Chinese Government has implemented economic reform measures that emphasize decentralization, the utilization of market forces in the development of the PRC economy and the encouragement of private economic activity. Such economic reform measures may be inconsistent or ineffectual and the Company may not be able to capitalize on all such reforms. Further, there can be no assurance that the Chinese Government will continue to pursue such policies, that such policies will be successful if pursued, that such policies will not be significantly altered from time to time or that business operations in the PRC would not become subject to the risk of nationalization, which could result in the total loss of investments in that country.

ALTHOUGH THE PRC IS IN THE PROCESS OF ONGOING ECONOMIC REFORM, WE CAN NOT PREDICT WITH CERTAINTY THE FUTURE SUCCESS OR CONTINUATION OF SUCH REFORMS.

         Since 1978, the Chinese Government has been reforming its economic systems. Many of the reforms are unprecedented or experimental and are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could also lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on the operations of the Company. There can be no assurance that the reforms to China's economic system will continue or that the Company will not be adversely affected by changes in the PRC's political, economic and social conditions and by changes in policies of the Chinese Government, such as changes in laws and regulations (or the interpretation thereof), measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad and reduction in tariff protection and other import restrictions. The Company's operating results may also be significantly affected by the inadequate development of an infrastructure and the potential unavailability of adequate power and water supplies, transportation, satisfactory roads and communications and raw materials and parts.

         The Chinese economy has experienced significant growth in recent years, but such growth has been uneven among various geographical regions and among various sectors of the economy. The Chinese Government has implemented various policies from time to time, such as during 1989 to 1991 and again commencing in 1993, to restrain the rate of such economic growth and control inflation and otherwise regulate economic expansion. Although the Company might benefit from these types of policies, more severe measures or other actions by the Chinese Government could decrease demand for the Company's products or otherwise significantly adversely affect the Company's earnings.

THE PRC HAS AN UNCERTAIN AND EVOLVING LEGAL STRUCTURE.

         The legal system of the PRC relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. Enforcement of existing laws or agreements may be sporadic and implementation or interpretation of laws inconsistent.

ENTRY INTO THE WORLD TRADE ORGANIZATION BY THE PRC COULD RESULT IN INCREASED COMPETITION IN THE MARKET IN WHICH WE OPERATE.

         The United States has announced a change in policy that may make it easier for the PRC to join the World Trade Organization (the "WTO"), the successor to the General Agreement on Tariffs and Trade. If the PRC joins the WTO, it will be required to reduce some of its import tariffs and other trade restrictions over time and, as a result, the Company's business could be adversely effected as a result of increased competition.

DUE TO GOVERNMENT CONTROL OVER CURRENCY CONVERSION, OUR REVENUES MAY NOT BE FREELY CONVERTIBLE INTO FOREIGN CURRENCIES.

         The Company receives almost all of its revenues in Renminbi which is not freely convertible into foreign exchange. However, the Company requires foreign currency to meet foreign currency obligations, such as for future purchases of certain equipment and raw materials. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign imports. Effective January 1, 1994, pursuant to the Notice of the People's Bank of China Concerning Further Reform of the Foreign Currency Control System (the "PBOC Notice"), the conversion of Renminbi into Hong Kong and United States Dollars must be based on rates set by the PBOC, which rates are set daily based on the previous day's PRC interbank foreign exchange market rate with reference to current exchange rates on the world financial markets (the "PBOC Rate"). Effective as of December 1, 1996, Renminbi has become fully convertible for all current account transactions. Foreign exchange which is required for current account transactions can be bought freely at authorized Chinese banks so long as the procedural requirements prescribed by law are met. Payment of dividends to foreign investors holding equity interests in Chinese companies, including Foreign Investment Enterprises, is considered a current account transaction. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks. Purchase of foreign exchange for capital account transactions still requires prior approval of the State Administration for Foreign Exchange. During the last five years, the value of the Renminbi generally has experienced volatility in the exchange rate of Renminbi to United States Dollars, and there was a significant devaluation in the exchange rate of January 1, 1994 in connection with the abolition of the official exchange rate and implementation of the new unitary rate exchange system. Although the Renminbi/United States Dollar exchange rate has been relatively stable since January 1, 1994, there can be no assurance that the exchange rate will not again become volatile or that the Renminbi will not devalue further against the United States Dollar. Exchange rate fluctuations may adversely affect the Company's financial performance because of its foreign currency denominated liabilities and may materially adversely affect the value, translated or converted as applicable into United States Dollars, of the Company's net fixed assets, the earnings of the Company and its declared dividends. The Company currently does not engage in any hedging activities in order to minimize the effect of exchange rate risks.


                  RISKS ASSOCIATED WITH HOLDING OUR SECURITIES

THERE IS A LACK OF LIQUIDITY IN THE MARKET FOR OUR COMMON STOCK.

         The Company's Common Stock currently does not trade on an exchange. Although the Company will apply to trade its stock on the OTC Bulletin Board or NASDAQ Small Cap Market, there can be no assurance that an active public market for the Company's Common Stock will be created and sustained. Accordingly, investors may not be able to sell their Common Stock should they desire to do so, or may be able to do so only at lower than desired prices. While no prediction can be made as to the effect, if any, that future sales of shares of the Company's Common Stock, or the availability of additional shares for future sales, will have on the market price of the Common Stock prevailing from time to time, sales of substantial amounts of Common Stock or the perception that such sales could occur, would likely adversely affect the market price for the Common Stock.

YOU WILL BE UNABLE TO EXERCISE ANY CONTROL OVER THE COMPANY BECAUSE A SINGLE STOCKHOLDER CONTROLS 80% OF THE VOTING CONTROL OF THE COMPANY.

         Mr. Gao Wanjun, an officer and director of the Company, is the principal stockholder of Huayang International Trust. Huayang International Trust beneficially owns 80% of the outstanding common stock of the Company and controls approximately 80% of all stockholder votes primarily as a result of its ownership of 6,000,000 shares of the Company's common stock. Accordingly, Mr. Gao, as Managing Member of Huayang International Trust, is in a position to elect all of the directors of the Company and direct stockholder approval upon all issues to be voted upon by the stockholders of the Company.

SINCE WE DO NOT INTEND TO DECLARE DIVIDENDS IN THE FORESEEABLE FUTURE, THE RETURN ON YOUR INVESTMENT WILL DEPEND UPON APPRECIATION OF THE MARKET PRICE OF YOUR SHARES.

         We have never paid any dividends on our common stock. Our board of directors does not intend to declare any dividends in the foreseeable future, but intends to retain all earnings, if any, for use in our business operations. As a result, the return on your investment in the Company's common stock will depend upon appreciation of the market price of the common stock. The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available for dividend payments. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend upon our earnings, capital requirements and financial condition, and other relevant factors.

WE MAY ISSUE BLANK CHECK PREFERRED STOCK, WHICH COULD SUBSTANTIALLY DEPRESS THE VALUE OF YOUR STOCK.

         The Company's Articles of Incorporation and By-laws authorizes the issuance of "blank check" Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the relative voting power or other rights of the holders of the Company's Common Stock. The issuance of Preferred Stock may be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company and could prevent stockholders from receiving a premium for their shares in the event of a third party tender offer or change of control transaction. There can be no assurance that the Company will not issue shares of Preferred Stock in the future. If the Company issues Preferred Stock, the issuance may have a dilutive effect upon the holders of the Company's Common Stock.

         The issuance of any shares of Preferred Stock having rights superior to those of the Common Stock may result in a decrease in the value or market price of the Common Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion rights. The issuance of Preferred Stock could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of the Company without further vote or action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock.

OUR OFFICERS AND DIRECTORS ARE GRANTED LIMITED LIABILITY FOR THEIR ACTIONS BY OUR ARTICLES OF INCORPORATION AND BY-LAWS.

                  The Company's Articles of Incorporation and By-laws contains provisions limiting the liability of directors of the Company for monetary damages to the fullest extent permissible under Nevada law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the Company for breach of a director's duties to the Company or its stockholders except in certain limited circumstances. In addition, the Articles of Incorporation and By-laws contains provisions requiring the Company to indemnify directors, officers, employees and agents of the Company serving at the request of the Company against expenses, judgments (including derivative actions), fines and amounts paid in settlement. This indemnification is limited to actions taken in good faith in the reasonable belief that the conduct was lawful and in or not opposed to the best interests of the Company. The Articles of Incorporation and By-laws provides for the indemnification of directors and officers in connection with civil, criminal, administrative or investigative proceedings when acting in their capacities as agents for the Company. The foregoing provisions may reduce the likelihood of derivative litigation against directors and officers and may discourage or deter stockholders or management from suing directors or officers for breaches of their duties to the Company, even though such an action, if successful, might otherwise benefit the Company and its stockholders.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

         Future sales of shares of Common Stock by existing stockholders under Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Securities Act"), could materially adversely affect the market price of the Common Stock. A material reduction in the market price of the Company's Common Stock could materially impair the Company's future ability to raise capital through an offering of equity securities. A substantial number of shares of Common Stock are available for sale under Rule 144 in the public market or will become available for sale in the near future.

OUR COMMON STOCK MAY BE SUBJECT TO PENNY STOCK REGULATIONS.

         The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. Commission regulations generally define a penny stock to be an equity security that has a market price of less than $5.00 per share, subject to certain exceptions. As the Company does not currently satisfy the requirements to comply with any exception, the regulations require the delivery, prior to certain transactions involving the Company's Common Stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith. Transactions that meet the requirements of Regulation D under the Securities Act or transactions with an issuer not involving a public offering pursuant to Section 4(2) of the Securities Act are exempt from the disclosure schedule delivery requirements.

         Since the Company is subject to the penny stock regulations cited above, trading in the Company's securities is covered by Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for non-NASDAQ and non-national securities exchange listed securities. Under such rule, broker/dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale.

         If market makers are unable to make a market in the Company's securities, the market liquidity for the Company's securities could be adversely affected. In such event, the absence of liquidity of the Company's Common Stock could limit the ability of broker/dealers to sell the Company's securities and thus the ability of holders of the Company's securities to sell their securities in the secondary market.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         GENERAL

         The following discussion of the financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto. The following discussion contains certain forward-looking statements that involve risk and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties related to the need for additional funds, the rapid growth of the operations and the ability of the Company to operate profitably after the initial growth period is completed. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements that may be made to reflect any future events or circumstances.

         RESULTS OF OPERATIONS (IN U.S. DOLLARS)

FISCAL PERIODS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998

         Revenues for the fiscal year ended December 31, 1999 were $6,540,558 down from revenues of $16,115,067 in the fiscal year ended December 31, 1998, a decline of 59.4%. Revenue from real estate sales declined by $10,236,792 to $5,682,253 in fiscal year 1999 from $15,919,045 in fiscal year 1998, a decline of 64.3%. The change was caused by the fact that most of the real estate units available for sale were purchased during fiscal year 1998. This decline was partially offset by a $662,283 increase in revenues from real estate rental income to $858,305 in fiscal year 1999 from $196,022 in fiscal year 1998, an increase of 337.9% caused by an increase in the amount of space available for leasing. We expect a further decline in total revenues as the company's major revenue source shifts from property sales to rental income.


         Total costs and expenses for the fiscal year ended 1999 were $4,463,036 down from costs and expenses of $13,187,655 for fiscal year 1998, a decline of 66.2%. This decline was primarily attributable to the 64.3% decline in real estate sales in fiscal year 1999 as compared to fiscal year 1998.

         Costs of sales of real estate declined $8,677,681 to $3,585,851 in fiscal year 1999 from $12,363,532 in fiscal year 1998, a decline of 70.2%. This decrease was primarily attributable to the

64.3% decline in real estate sales in fiscal year 1999 as compared to fiscal year 1998. The Company did not report any real estate operating expenses in fiscal year 1999, as compared to real estate operating expeses of $18,005 reported in fiscal year 1998.

         General and Administrative expenses declined $121,353 to $544,302 in fiscal year 1999 as compared to $665,655 in 1998, a decrease of 18.2%. The decrease was primarily attributable to reduced legal and professional fees paid in 1999. As a percentage of revenues, general and administrative expenses increased to 8.32% in fiscal year 1999 from 4.13% in fiscal year 1998. This increase was the result of a steep decline in revenues coupled with slightly improved operating efficiencies.

         The Company reported net income before taxes of $2,077,522 in fiscal year 1999 as compared to net income before taxes of $2,927,412 in fiscal year 1998, a decrease of 29%. This decline is primarily attributable to the fact that most of the real estate units available for sale were purchased during fiscal year 1998 and the Company's major income source shifted from property sales to rental income. This decline was partially offset by an increase in real estate rental income.

         The Company's net income for fiscal year 1999 was $868,442 as compared to $1,773,315, a decrease of 51%. The $904,873 decrease in the Company's net income was due primarily to the reasons stated above.

FISCAL PERIODS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

         Revenues increased to $16,115,067 in fiscal year 1998 from none in fiscal year 1997. Revenue from real estate sales increased to $15,919,045 in fiscal year 1998 from none in fiscal year 1997. The Company also experienced an increase in real estate rental revenues of $196,022 in fiscal year 1998, as compared to none in fiscal year 1997. These increased were all attributable to the Company commencing sales and leasing of its properties in fiscal year 1998.

         Total costs and expenses for the fiscal year ended 1998 were $13,187,655, up from none for fiscal year 1997. Among them, costs of sales increased to $12,363,532 in fiscal year 1998 from none in fiscal year 1997 and real estate operating expense increased to $18,005 in fiscal year 1998 from none in fiscal year 1997. These increases were due to the commencement of real estate sales and leases by the Company in fiscal year 1998.

         General and administrative expenses increased to $665,655 in fiscal year 1998 from none in fiscal year 1997 due to the commencement of its operations.

         The Company reported net income before taxes of $2,927,412 in fiscal year 1998. The Company had no net income before taxes in fiscal year 1997.

         The Company's net income for fiscal year 1998 was $1,773,315. The Company had no net income in fiscal year 1997 because the Company had not yet begun sales and lease of its real estate properties.


         LIQUIDITY AND CAPITAL RESOURCES

            The Company liquidity consists of cash, receivables, real estate held for development and sale and receipts from rental activities. It is expected that future cash needs will be financed by a combination of cash flows from rental and leasing operations, future advances under bank loans, and if needed, other alternative financing arrangements, which may be available to the Company.

         The Company does not have any material commitments for capital expenditures for the year ending December 31, 2000.

         The Company's projection of future cash requirements is affected by numerous factors, including but not limited to, changes in customer receipts, consumer industry trends, operating cost fluctuations, and unplanned capital spending.

         The Company has retired approximately $4,086,000 of bank debt in 1999 through cash flows from operations and additional advances of $2,414,000 from related companies. As a result of future cash payments required to retire bank loans and debts owed to its related companies, management believes that it will be necessary to secure additional financing to sustain the Company's operations and to fund its anticipated growth.

         As of the date hereof, the Company has consolidated indebtedness that is substantial in relation to its stockholders equity. As of December 31, 1999, the Company had total debt of approximately $17,295,731. The Company's leveraged financial position poses substantial risks to holders of Common Stock, including the risks that (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of interest on such indebtedness,
(ii) the Company's leveraged position may impede its ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes and (iii) the Company's highly leveraged financial position may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness and to meet its other commitments, the Company will be required to adopt one or more alternatives, such as refinancing or restructuring its indebtedness, selling material assets or operations, or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be effected on satisfactory terms, that they would enable the Company to continue to satisfy its capital requirements or that they would be permitted by the terms of existing or future debt agreements.

         All of the Company's debt is secured by the Mansion. As of December 31, 1999, the Company's lenders held an aggregate of $17,295,731 of liens against the Mansion as security for bank loans of the same amount. If the Company is unable to meet the terms of its bank loans, resulting in a default under such bank loans, the lenders may elect to declare all amounts outstanding under the loans to be immediately due and payable and foreclose on the Mansion, which would have a material adverse effect on the Company.



         EFFECT OF FLUCTUATIONS IN FOREIGN EXCHANGE RATES

         The Company operates in the People's Republic of China, maintains its financial control center in Shenyang, PRC, and records most of its operating activities in Renminbi ("RMB"), the Chinese currency. The exchange rate between RMB and US Dollars has been relatively stable for the last few years. The

Company does not believe that fluctuations foreign exchange rates will have a material effect on its financial statements. The RMB exchange rates, however, are fixed by the government of the PRC, and a change in the exchange rate by the PRC could have a material adverse effect on our financial statements. See "Risk Factors."

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company's headquarters consists of a 1,818 square meter leased facility in Podium A of the Mansion, located at No. 386 Qingnian Street, Heping District, Shenyang, China 110003. The Company owns the building in which the office is located.

         The Company is engaged in the development of real estate properties in the Heping District of Shenyang, China, specifically the Huayang International Mansion. The real estate projects in which the Company holds an interest consist of the following:

          o    Haitong;
          o    Hotel;
          o    Business Center; and
          o    Garage.

HAITONG

          The Company owns 95% of Haitong. The Haitong project consists of a 26,912.04 square meter Podium and a 56,409.86 square meter Tower, divided into office and residential units. The Tower was completed in December 1999, and the Podium is scheduled to be completed in March 2000. The total cost of developing Haitong is approximately US$70 million. These costs were paid through a combination of loans and mortgages, guranteed by Haitong and secured by its assets, and capital contributions from shareholders. The Company currently has loans totaling RMB 83.3 million (approximately US$10 million) outstanding which are secured by a mortgage on the property. Of this debt, RMB 42.5 million (US$5,132,850) accumulates interest at a rate of 5.3625%, and RMB 40.8 million (US$4,927,536) accumulates interest at a rate of 5.85%.

HOTEL, BUSINESS CENTER AND GARAGE

         The Company owns 20% of Hotel. Hotel is building a 50,000 square meter, 636 room luxury business hotel in Tower B of the Mansion. The Hotel will be managed by Sheraton, a subsidiary of Starwood, as the Sheraton Shenyang Lido
Hotel. Construction on the Hotel is scheduled to be completed by the end of March 2000. The total construction costs of the Hotel are approximately RMB 748,609,495 (US$90.4 million), including the costs of developing the Business Center and Garage. The Hotel is expected to generate US$46.65 million per year based on a 70% occupancy rate. The Garage is expected to generate US$211,000 per annum. Business Center owns a 20,000 square meter business center in the five story podium attached to the Hotel, which the Company expects to generate US$16.5 million in annual revenues. The Company owns 20% of both Garage and Business Center.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth as of March 1, 2000 certain information regarding the ownership of voting securities of the Company by each stockholder known to the management of the Company to be 1) the beneficial owner of more than 5% of the Company's outstanding common stock,
2) each of the directors and nominees for director of Company, and 3) all named executive officers and directors as a group. Except as otherwise noted, the Company believes that the beneficial owners of the common stock listed below, based on information provided by such owners, have sole investment and voting power with respect to such shares.


NAME AND ADDRESS OF BENEFICAL OWNER (1)                  COMMON STOCK
-----------------------------------                      ------------

                                                    NUMBER         PERCENTAGE
                                                    ------         ----------
Gao Wanjun                                        6,000,000 (2)            80.0%
Wang XiaoLuan                                     6,000,000 (2)            80.0%
Wang YuFei                                                    0             0.0%
Wang TieJun                                                   0             0.0%
Wang XiaoYang                                                 0             0.0%
Lu Yan Cheng                                                  0             0.0%
Huayang International Trust                       6,000,000 (2)            80.0%
All Officers and Directors as a Group             6,000,000 (2)            80.0%


(1) Except as otherwise noted, the address of each benefical owner is Shenyang Haitong House Properties Development, Ltd., No.386 Qingnian Street, Heping District, Shenyang, China 110003.
(2) Includes 6,000,000 shares held by the Huayang International Trust, of which Mr. Gao WanJun is the trustee. Mr. Gao WanJun, his wife Ms. Wang XiaoLuan and their childeren are the beneficiaries of the trust.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth the directors and executive officers of the Company, appointed to serve until their removal or resignation.


         Name                           Age               Position
         ----                           ---               --------
         Mr. Gao WanJun                 45                Chairman of the Board of Directors and President
         Ms. Wang YuFei                 30                Secretary and Director
         Ms. Wang XiaoLuan              47                Director and Chief Financial Officer
         Mr. Wang TieJun                24                Director
         Mr. Wang XiaoYang              45                Director
         Ms. Lu Yan Cheng               45                Director

         ------------

Each director of the Company holds office until the next annual meeting of the stockholders, or until his successor is elected and qualified. The Company's by-laws provide for not less than one director. The by-laws permit the Board of Directors to fill any vacancy on the Board. Officers serve at the discretion of the Board of Directors.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

         MR. GAO WANJUN, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

         Mr. Gao has served as the Chairman of the Board of Directors, President and CEO of the Company since December 1995. In April 1992, Mr. Gao founded Haitong and has been serving as the General Manager since then. In April 1993 Mr. Gao founded Huayang Industry and Commerce (Shenyang) Group ("Huayang Group"), an international group of real estate companies with operations in China, Hong Kong and the United States. He has been serving as Chairman of Huayang Group since April 1993.

         MS. WANG YUFEI, SECRETARY AND DIRECTOR

         Ms. Wang has served as Secretary and Director of the Company since December 1995, when she joined the Company. Prior to working for the Company, Ms. Wang was Secretary of Huayang Industry and Commerce (Shenyang) Group Co., Ltd., a real estate development Company operating in Shenyang, China, from April 1994 through December 1995. Ms. Wang graduated from Liaoning University.

         MS. WANG XIAOLUAN, VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND DIRECTOR

         Ms. Wang has served as the Vice President, CFO and Director of the Company since December 1995. She joined Haitong in April 1992 and served as Financial General Manager of Haitong from April 1992 to December 1999 and became chairman of Haitong in December 1999. In October 1997 she founded Huayang Property Management Co., Ltd. and has been serving as Chairman. She was educated at Northeastern Finance University. She is Mr. Gao's wife.

         MS. WANG XIAOYANG, DIRECTOR

         Ms. Wang joined the Company in December 1995 and currently serves as manager of the international department. Prior to joining the Company Ms. Wang was a senior manager for international trade of Dailan Friendship Group from April 1983 to October 1995. She was educated in Dailan Financial College.

         MR. WANG TIEJUN, DIRECTOR

         Mr. Wang has served as assistant financial manager of the Company since he joined the Company in December 1995. Prior to joining the Company Mr. Wang was a student at Shenyang Financial College.

         MS. LU YANCHENG, DIRECTOR

         Ms. Lu joined the Company as a financial manager in December 1995, and she has served as adirector of the Company since December 1998. From October 1982 to June 1995 Ms. Lu was an executive in charge of the financial department in the Shenyang Educational Bureau.

ITEM 6.  EXECUTIVE COMPENSATION

         Currently, none of the officers or directors are being remunerated for their services to the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On September 30, 1997, Haitong entered into a management contract with Huayang Real Estate Management (Shenyang) Co., Ltd. ("HREM"), of which Ms. Wan XiaoLuan (Mr. Gao's wife and a Director of the Company) is Chairman and the controlling shareholder, appointing HREM as the property management company for properties in Tower A. In China, property management fees are regulated and approved by the government. The contract did not specify amount of management fees, but required HREM to obtain government approval for such fees. Currently, the fee is $1.645 per square meter, which includes elevator maintenance and heating charges. Terms of the agreement were made on an arms-length basis.


CONTROLLING SHAREHOLDER

         Huayang International Trust (the "Trust"), a business domiciled on the Isle of Man, beneficially owns 80% of the outstanding common stock of the Company. The trust is controlled by Mr. Gao WanJun, the Chairman, President and CEO of the Company, as Trustee. Mr. Gao, his wife Ms. Wang XiaoLuan, and their children are the beneficiaries of the trust. Ms. Wang is the CFO and a director of the Company.


ITEM 8.  DESCRIPTION OF SECURITIES

         The authorized capital stock of the Company consists of 50,000,000 shares of common stock, $0.02 par value per share. On December 31, 1999 there were issued and outstanding 7,500,807 shares of common stock.

COMMON STOCK

         The holders of the Company's common stock:

         o are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors;

         o        do not have cumulative voting rights;

         o do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto;

         o are entitled to dividends and other distributions as may be declared from time to time by the board of directors out of any funds legally available for that purpose; and,

         o will, upon the liquidation, dissolution or winding up of the Company, share ratably in the distribution of all of the Company's assets remaining available for distribution after satisfaction of all of the Company's liabilities and the payment of the liquidation preference of any outstanding preferred stock, if such stock is at any time authorized, issued and outstanding.

         All shares of the Company's common stock now outstanding are fully paid and non-assessable. Reference is made to the Company's Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of the holders of the Company's common stock.

ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF INCORPORATION AND BY-LAWS

         Some provisions of the Company's Articles of Incorporation and By-Laws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions include:

         o Authorized But Unissued Shares. The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render more difficult or discourage an attempt to gain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Company's common stock is Jersey Stock Transfer Company.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

         The Company's stock was delisted from the OTC Bulletin Board on December 15, 1999. There is currently no established public trading market for the Company's common stock. Prior to its delisting, the Company's common stock consistently traded at $0.25 per share. The Company currently has no outstanding options or warrants to purchase , or securities convertible into, the common stock of the Company. All of the Company's outstanding shares of common stock, however, are subject to sale pursuant to Rule 144.

DIVIDENDS

         The Company has not paid dividends and does not anticipate paying dividends in the foreseeable future. The board of directors intends to retain earnings, if any, to finance growth of the Company. Accordingly, any payment of dividends by the Company in the future will depend upon the need for working capital and the financial conditions of the Company at that time.

ITEM 2.  LEGAL PROCEEDINGS

         The Company is not a party to, nor is any of its respective properties the subject of, any material pending legal or arbitration proceeding.


ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The Company has not changed accountants in the last three fiscal years, and there is no disagreement with its accountants concerning accounting and financial disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         None.

ITEM 5.   INDEMNIFICATION OF OFFICERS AND DIRECTORS

LIMITATION ON DIRECTOR'S LIABILITY

         In accordance with Section 78.037 of the Nevada General Corporation Law ("NGCL"), the Articles of Incorporation and By-laws provide that the directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of duty as a director except (i) for any breach of the director's duty of loyalty to the Company and its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct, or knowing violation of law; (iii) for unlawful payments of dividends and unlawful stock repurchases and redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. This provision does not eliminate a director's fiduciary duties; it merely eliminates the possibility of damage awards against a director personally which may be occasioned by certain unintentional breaches (including situations that may involve grossly negligent business decisions) by the director of those duties. The provision has no effect on the availability of equitable remedies, such as injunctive relief or rescission, which might be necessitated by a director's breach of his or her fiduciary duties. However, equitable remedies may not be available as a practical matter where transactions (such as merger transactions) have already been consummated. The inclusion of this provision in the Articles of Incorporation and By-laws may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders.

INDEMNIFICATION

         The Articles of Incorporation and By-laws provides that the Company shall indemnify its officers, directors, employees and agents to the fullest extent permitted by the NGCL. Section 78.037 of the NGCL provides that the Company may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a "derivative" action by or in the right of the Company) by reason of the fact that such person is or was a director, officer, employee or agent of the Company, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe was unlawful. A similar standard of care is applicable in the case of derivative actions, except that no indemnification shall be made where the person is adjudged to be liable to the Company, unless and only to the extent that the Supreme Court of the State of Nevada or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and such expenses.

                                    PART F/S

         The Company's bablance sheets as of December 31, 1999 and 1998 and the relevant statements of operations, changes in stockholders' equity and cash flows for the period there ended have been audited by Moore Stephens Frazer and Torbet, LLP, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included as follows:

INDEX

         CONSOLIDATED FINANCIAL STATEMENTS - YEARS ENDED DECEMBER 31, 1999 (UNAUDITED), DECEMBER 31, 1998 (AUDITED) AND DECEMBER 31, 1997 (AUDITED)

         Independent Auditor's Report
         Balance Sheets
         Statements of Operations
         Statements of Stockholders' Equity
         Statements of Cash Flows
         Notes to Financial Statements

The Board of Directors
Huayang International Holdings, Inc.
  and Subsidiary



                          Independent Auditors' Report
                          ----------------------------

                  We have audited the accompanying consolidated balance sheet of Huayang International Holdings, Inc. and subsidiary as of December 31, 1998, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

                  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

                  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Huayang International Holdings, Inc. and subsidiary as of December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.




                                                    Certified Public Accountants
                                                    Walnut, California

December 13, 1999

          HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY      EXHIBIT A
                    CONSOLIDATED BALANCE SHEETS
              AS OF DECEMBER 31, 1999, 1998 AND 1997
              --------------------------------------




                                                                     Unaudited              Audited               Audited
                              ASSETS                                   1999                   1998                 1997
                                                                    ------------           -----------          ------------
ASSETS:
    Cash                                                          $     133,909          $    612,612         $      64,843
    Due from related companies                                        5,552,284             6,723,273                     -
    Real estate rental property, net of accumulated depreciation
    of $444,487, $176,041 and $0, respectively                       29,936,767            30,537,878                     -
    Real estate held for development and sale                         8,537,500            13,698,204            50,633,836
    Investment in Hotel Group                                        15,625,814            15,615,298             7,223,453
    Property and equipment, net of accumulated depreciation of
      $492,420, $391,382, and $281,946 respectively                     153,979               230,383               299,238
    Other assets                                                         34,678                69,516                     -
                                                                    ============           ===========          ============
            Total assets                                          $  59,974,931          $ 67,487,164         $  58,221,370
                                                                    ============           ===========          ============


               LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
    Deposits on real estate sales                                 $      57,767          $  3,332,050         $           -
    Due to related companies                                         16,087,749            14,844,178            15,222,607
    Accounts payable and accrued liabilities                          2,383,200             6,655,435            18,027,305
    Bank loans                                                       17,295,731            21,382,068            15,767,670
    Shareholder loans                                                    49,995                     -                     -
    Income tax payable                                                2,921,669             1,026,705                     -
                                                                    ------------           -----------          ------------
            Total liabilities                                     $  38,796,111          $ 47,240,436         $  49,017,582
                                                                    ------------           -----------          ------------


MINORITY INTEREST                                                 $   1,040,681          $    977,031         $      98,807
                                                                    ------------           -----------          ------------


SHAREHOLDERS' EQUITY:
    Common Stock, $0.02 par value, authorized 50,000,000 shares,
         7,500,807 shares issued and outstanding                        150,016               150,016         $     150,016
    Paid-in capital                                                  17,346,291            17,346,291             8,954,891
    Accumulated other comprehensive income                               42,619                33,519                32,906
    Retained earnings, Exhibit C                                      2,599,212             1,739,870               (32,832)
                                                                    ------------           -----------          ------------
            Total shareholders' equity                               20,138,138            19,269,696         $   9,104,981
                                                                    ------------           -----------          ------------

               Total liabilities and shareholders' equity         $  59,974,930          $ 67,487,163         $  58,221,370
                                                                    ============           ===========          ============


           HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY        EXHIBIT B
                   CONSOLIDATED STATEMENT OF INCOME
                         AND COMPREHENSIVE INCOME
         FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



                                                                  Unaudited             Audited            Audited
                                                                    1999                  1998               1997
                                                                --------------        -------------       -----------
REVENUES:
    Real estate sales                                         $     5,682,253       $   15,919,045      $          -
    Real estate rental income                                         858,305              196,022                 -
                                                                --------------        -------------       -----------
               Total revenues                                       6,540,558           16,115,067                 -
                                                                --------------        -------------       -----------

COSTS AND EXPENSES:
    Cost of real estate sold                                        3,685,851           12,363,532                 -
    Real estate operating expenses                                                          18,005                 -
    Depreciation                                                      232,883              140,463                 -
    General and administrative                                        544,302              665,655                 -
                                                                --------------        -------------       -----------
               Total costs and expenses                       $     4,463,036       $   13,187,655      $          -
                                                                --------------        -------------       -----------

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                    2,077,522            2,927,412                 -

PROVISION FOR INCOME TAXES                                    $     1,154,530       $    1,051,467      $          -
                                                                --------------        -------------       -----------

INCOME BEFORE MINORITY INTEREST                                       922,992            1,875,945                 -

MINORITY INTEREST                                             $       (63,650)      $     (103,243)     $          -
                                                                --------------        -------------       -----------

NET INCOME                                                            859,342            1,772,702                 -

OTHER COMPREHENSIVE INCOME
    Foreign currency translation adjustments                  $         9,100       $          613      $          -
                                                                --------------        -------------       -----------

COMPREHENSIVE INCOME                                          $       868,442       $    1,773,315      $          -
                                                                ==============        =============       ===========

NET INCOME PER SHARE (basic)                                  $          0.11       $         0.24      $          -
                                                                ==============        =============       ===========



          HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY        EXHIBIT C
            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                                                            Number           Common           Paid-in             Retained
                                                           of shares         stock            capital             earnings
                                                         --------------   -------------   -----------------    ---------------

       BALANCE, January 1, 1997                              7,500,807       $ 150,016         $ 6,986,935          $ (32,832)

          Additions to paid in capital                                                           1,967,956
          Foreign currency translation adjustments
                                                         --------------   -------------   -----------------    ---------------

       BALANCE, December 31, 1997 - Audited                  7,500,807       $ 150,016         $ 8,954,891          $ (32,832)

          Net income, Exhibit B                                                                                     1,772,702
          Additions to paid in capital                                                           8,391,400
          Foreign currency translation adjustments
                                                         --------------   -------------   -----------------    ---------------

       BALANCE, December 31, 1998-Audited                    7,500,807       $ 150,016        $ 17,346,291        $ 1,739,870

          Net income, Exhibit B                                                                                       859,342

          Foreign currency translation adjustments
                                                         --------------   -------------   -----------------    ---------------

       BALANCE, December 31, 1999 - Unaudited                7,500,807       $ 150,016        $ 17,346,291        $ 2,599,212
                                                         ==============   =============   =================    ===============



                                                 Accumulated other
                                                  comprehensive
                                                     income          Totals
                                                 ---------------- --------------

 BALANCE, January 1, 1997                               $ 16,678    $ 7,120,797

    Additions to paid in capital                                      1,967,956
    Foreign currency translation adjustments              16,228         16,228
                                                 ---------------- --------------

 BALANCE, December 31, 1997 - Audited                   $ 32,906    $ 9,104,981

    Net income, Exhibit B                                             1,772,702
    Additions to paid in capital                                      8,391,400
    Foreign currency translation adjustments                 613            613
                                                 ---------------- --------------

 BALANCE, December 31, 1998-Audited                     $ 33,519    $19,269,696

    Net income, Exhibit B                                               859,342

    Foreign currency translation adjustments               9,100          9,100
                                                 ---------------- --------------

 BALANCE, December 31, 1999 - Unaudited                 $ 42,619    $20,138,138
                                                 ================ ==============


         HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY                                                     EXHIBIT D


                                                                                Unaudited        Audited           Audited
                                                                                  1999             1998             1997
                                                                              -------------    -------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                              $      859,342   $    1,772,702    $           -
    Adjustments to reconcile net income to net cash provided by (used in)
        operatingtactivities:
        Gain on sales of real estate                                            (1,996,402)      (3,555,513)               -
        Net cash proceeds from sales of real estate                              5,682,253       15,919,945                -
        Decrease (increase) in real estate development costs                     1,807,503       (6,880,397)     (16,323,502)
        Depreciation                                                               369,497          285,477                -
        Decrease in other assets                                                    34,838          668,057                -
        (Decrease) increase in account payable and accrued liabilities          (4,282,751)     (11,372,484)       5,427,247
        (Decrease) Increase in deposits on real estate sales                    (3,274,283)       3,332,050                -
        Increase in comprehensive income                                             9,100              613           16,228
        Increase in income taxes payable                                         1,894,964        1,026,706                -
                                                                              -------------    -------------     ------------
                                                                                                                           -
               Net cash provided by (used in) operating activities           $   1,104,061   $    1,197,156    $ (10,880,027)
                                                                              -------------    -------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Investment in Hotel Group                                                $           -   $   (8,391,400)   $  (1,979,735)
    Purchase of property and equipment                                             (24,634)         (40,605)         (58,994)
                                                                              -------------    -------------     ------------

               Net cash used by investing activities                         $     (24,634)  $   (8,432,005)   $  (2,038,729)
                                                                              -------------    -------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    (Payments) proceeds from short term bank loans                           $  (4,086,335)  $    5,614,698    $   4,707,922
    Increase (decrease) in advances from related companies                       2,414,560       (7,101,702)       5,985,528
    Proceeds from shareholder loans                                                 49,995                -        1,967,956
    Contributed capital                                                                  -        8,391,398                -
    Increase in minority interest                                                   63,650          878,224                -
                                                                              -------------    -------------     ------------

               Net cash (used in) provided by financing activities           $  (1,558,130)  $    7,782,618    $  12,661,406
                                                                              -------------    -------------     ------------

    Net increase in cash                                                          (478,703)         547,769         (257,350)

CASH, beginning of year                                                            612,612           64,843          322,193
                                                                              =============    =============     ============
CASH, end of year                                                             $    133,909   $      612,612    $      64,843
                                                                              =============    =============     ============

SUPPLEMENTARY CASH FLOW INFORMATION:

    Interest paid (net of interest capitalized of $666,627 in 1999 and net of interest capitalized of $1,963.401 in 1998, and
       $3,554,748 in 1997)                                                    $          -   $             -    $           -
                                                                              =============    =============   ==============
                                                                              $          -   $             -    $           -
    Income taxes paid                                                         =============    =============   ==============


                            HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       Summary of significant accounting policies

         a.       The reporting entity
                  --------------------

         The financial statements of Huayang International Holdings, Inc. and Subsidiary (HIHI) reflect the activities and financial transactions of its subsidiary Shenyang Haitong House Properties Development Ltd. (HAITONG). HIHI has a 95% ownership interest in HAITONG. HIHI also has a less than majority ownership interest in three other companies, Changyang International Hotel (Shenyang) Co. Ltd. (HOTEL), Changyuan (Shenyang) Park Ltd. (GARAGE) and Changhua (Shenyang) Business Co. Ltd. (BUSINESS CENTER) collectively referred to as HOTEL GROUP. See note 2 for further explanation as to the formation of the Company.

                  HIHI is incorporated under the laws of the State of Nevada in the United States. HAITONG, HOTEL, GARAGE and BUSINESS CENTER are incorporated under the laws of the People's Republic of China (PRC).

         b.       Principles of consolidation
                  ---------------------------

                  The consolidated financial statements of HIHI include its subsidiary HAITONG. All significant inter-company accounts and transactions have been eliminated in the consolidation. HIHI accounts for its investment in HOTEL GROUP under the equity method.

         c.       Nature of operations and concentration of risk
                  ----------------------------------------------

                  HAITONG is in the business of developing a mixed-use (commercial and residential) building in Shenyang City Nanhu Scientific and Technological Development Zone, Liaoning province, People's Republic of China. Next to this building is a hotel complex under development by HOTEL. Both buildings are on top of a podium and a garage, which are under development by HAITONG, BUSINESS CENTER and GARAGE.

                  The real estate market and hospitality industries in PRC are affected by various economic and political factors that are beyond the control of HIHI. The ultimate sales of development properties of HAITONG, in the opinion of management, will exceed the costs incurred plus the costs to complete the development.

         d.       Real estate held for development and sale
                  -----------------------------------------

                  Real estate held for development and sale is stated at the lower of cost or net realizable value. Expenditures for land development are capitalized and are allocated to development projects by the specific identification method. Costs are allocated to specific units based on the ratio of the unit sales price to the estimated total project sales price times the total project costs.

         e.       Property and equipment
                  ----------------------

                  Land use rights, building, furniture, fixtures, equipment and automobiles are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 50 years.

                  The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Depreciation expense for the year ended December 31, 1997 amounted to $119,837 which has been capitalized as part of the development costs.

                  HIHI acquired land use rights from The People's Republic of China for a period of fifty years. The cost of the rights have been capitalized to the real estate development projects and once the constructed assets are ready for their intended use, the land use rights are amortized over the remaining useful life.

                  Long-term assets of the Company are reviewed annually as to whether their carrying value has become impaired, pursuant to the guidelines established in Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (SFAS 121). The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 1997, the Company expects these assets to be fully recoverable.

         f.        Cash and concentration of risks
                   -------------------------------

                  For purposes of the statement of cash flows, HIHI considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                  Cash includes cash on hand and demand deposits in accounts maintained with state-owned banks within the People's Republic of China. All cash in state-owned banks are not covered by insurance. HIHI has not experienced any losses in such accounts and believes it is not exposed to any significant risks on cash in bank deposit accounts. Uninsured balances were approximately $64,669 as of December 31, 1997.

         g.       Fair value of financial instruments
                  -----------------------------------

                  HIHI's   financial   instruments   include   cash   and   cash
         equivalents, accounts payable and bank loans. Management has estimated that the carrying amount approximates fair value.

         h.       Foreign currency translation and transactions
                  ---------------------------------------------

                  The financial position of HIHI's companies are determined using United States dollars as the functional currency. Assets and liabilities of HIHI's companies are translated at the prevailing exchange rate in effect at the balance sheet date. Translation adjustments arising from the use of different exchange rates from period to period are included in the cumulative translation adjustment account in stockholders' equity.

         i.       Capitalized Interest
                  --------------------

                  HIHI follows the policy of capitalizing interest as a component of building construction costs. Total interest costs incurred for the year ended December 31, 1997 amounted to $3,554,748, which was entirely capitalized as building construction costs.

         j.       Income taxes
                  ------------

                  HIHI adopted Statement of Financial Accountant Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consist of taxes currently due plus deferred taxes.

                  The operations of HAITONG and HOTEL are subject to the income tax law of People's Republic of China but not subject to the U.S. income tax except for repatriated dividends. HIHI has tax benefits from the net operating loss carried forward from its delisted shell Power Capital Corporation expiring through year 2009. The utilization of the loss to offset future income is limited by law; it is more likely than not that such deferred tax benefit will not be realized and therefore an valuation allowance of an equivalent amount is recorded to offset with the deferred tax asset. The income tax effect of the temporary differences as of December 31, 1998 consisted of the following:

              Deferred tax asset resulting from deductible
                    temporary differences for utilization
                  of net operating loss carry forwards for
                      income tax purposes                                       $  115,000
                                                                                  ========

               Valuation allowance resulting from the potential
                  non-utilization of net operating loss carry-
                  forwards for income tax purposes                              $ (115,000)
                                                                                  ========

                  No provision for deferred taxes has been made, as there are no temporary differences at this time.

         k.        Use of estimates
                   ----------------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

2        Shareholders' Equity
         --------------------

                  HIHI has the following common shares as of December 31, 1997:

                  Authorized                                    50,000,000
                  Issued and outstanding                         7,500,807
                  Par value                                          $0.02

                  HIHI was formerly known as Power Capital Corporation (PCC) which its stock was traded on the Over The Counter (OTC) securities market under NASDAQ. PCC has been dormant for some years and has been delisted. However, immediately prior to the acquisition and the issuance of common shares as described below, PCC has issued and outstanding common shares of 100,807 shares to various shareholders.

                  On December 29, 1995, PCC signed an Acquisition Agreement (Agreement) as amended on January 5, 1996, with Huayang International Trust (TRUST), a business domiciled in the Isle of Man, whereas the TRUST would transfer its 95%, 20%, 20% and 20% investments in HAITONG, HOTEL, GARAGE and BUSINESS CENTER, respectively, to PCC in exchange for 6,000,000 shares of common stock of PCC. HIHI recorded this acquisition under the purchase method of accounting for a total purchase price of approximately $17,500,000. On January 5, 1996, 6,000,000 shares were issued to TRUST. At the date of acquisition, PCC changed its name to HIHI.

                  The transfer of ownership in the above entities must be approved by the government in the People's Republic of China. The transfers were formally approved in March 1998. The 1997 financial statements however have reflected the ownership of the investments as discussed above as taking place at January 5,1996 in accordance with the Acquisition Agreement.

                  On January 5, 1996, HIHI issued 1,400,000 shares of common stock of PCC to certain entities and individuals in exchange for their consulting services at a value of $28,000.

                  HHI is also authorized to issue preferred stock with a par value of $.02. The Board of Directors is authorized to establish the series, fix and determine the rights, preferences and limitations of the preferred stock. As of December 31, 1997, there was no preferred stock issued and outstanding.

3.       Real estate
         -----------

                  Real estate consists of the following:

         Real estate held for development and sale              $ 50,638,116
                                                                  ==========

                  The real estate is located in Shenyang, the People's Republic of China. Certain of these properties have been pledged to secure bank loans granted to HAITONG as more fully described in note 6.

4.       Investment in Hotel Group
         -------------------------

                  Investment in HOTEL GROUP consists of the following (see note 2 for further discussion of the ownership):

         Share of net assets                          $  7,223,453
                                                         =========

                                              Place of           Ownership       Principal
         Name                                incorporation       Interest          activity
         ----                                -------------       --------          --------
         Changyang International               The People's           20%          Hotel
           Hotel (Shenyang) Co. Ltd.       Republic of China                      peration
           (Hotel)



                                               Place of             Ownership     Principal
         Name                                incorporation          Interest      activity
         ----                                -------------          --------      --------
         Changhua (Shenyang)                 The People's              20%            Business
           Business Co. Ltd.               Republic of China                          center,
           (Business Center)                                                   commercial and retail

         Changyuan (Shenyang)                 The People's             20%          Car parking
           Park Co. Ltd. (Garage)          Republic of China

                  Shown below is summarized financial information relative to the investments:

                                                                           BUSINESS
                                                   HOTEL                    CENTER                 GARAGE
                                                   -----                    ------                 ------
         Balance Sheet:
             Assets                              $28,562,357             $20,816,684             $18,248,125
             Liabilities                          16,532,791               8,794,392               6,182,721
                                                  ----------              ----------              ----------

             Equity                               12,029,566              12,022,292              12,065,404
             Other Shareholders'
                Equity                             9,623,653               9,617,834               9,652,322
                                                   ---------               ---------               ---------
                HIHI, equity                     $ 2,405,913            $  2,404,458             $ 2,413,082
                                                   =========               =========               =========

5.       Due from/to related companies
         -----------------------------

                  These amounts represent advances from the related companies to pay for expenditures. The amounts due from/to related companies are unsecured, interest-free and there are no fixed terms for repayment.

6.       Bank loans
--       ----------

                  The bank loans bear interest ranging from 8.42% to 13.32% annually and are secured by real estate (see note 3) under development of HAITONG and a corporate guarantee given by a related company.


                       Bank loans consist of the following:
                  Loan from  China  Construction  Bank,  due  August  30,  1997,
                  quarterly   interest   only   payments  at  9.50%  per  annum,
                  guaranteed by a related
                  company, paid off in 1998                                                  $   362,336

                  Loan from China Construction Bank due May 15, 1998,  quarterly interest only payments
                  at  8.42% per annum, unsecured                                                 120,779

                  Loan from China Construction Bank, due May 20, 1998, quarterly
                  interest  only  payments  at  8.42%  per  annum,   secured  by
                  properties and
                  guaranteed by a related company                                              1,207,787

                  Loan  from  China   Construction  Bank,  due  June  29,  1999,
                  quarterly interest only payments
                  at 10.30% per annum, secured by properties,
                  and guaranteed by a related company                                          1,811,682

                  Loan from China Construction Bank, due May 19, 1998,  interest only payments at 8.42% per annum, guaranteed by a related
                  company                                                                        108,700

                  Loan from China  Construction  Bank,  due  February  12, 1999, interest  only  payments  at 8.42% per annum,  guarantee  by a related
                  company                                                                        229,480

                  Loan  from  China  Construction  Bank,  due  April  15,  1998, interest  only  payments at 11.09 per annum,  guaranteed  by a related
                  company                                                                      1,811,682

                  Loan  from  China  Construction  Bank,  due  April  30,  1998,
                  quarterly   interest   only   payments  at  9.50%  per  annum,
                  guaranteed by a
                  related company                                                                966,230

                  Loan from  China  Construction  Bank,  due  August  30,  1998,
                  quarterly   interest   only   payments  at  9.50%  per  annum,
                  guaranteed by a related
                  company                                                                        543,504

                  Loan from China Merchant Bank, due December 27, 1997, interest only payments at 11.09% per annum, secured by bills of
                  exchange, paid off in 1998                                                     271,752


                  Loan from China Merchant Bank, due
                  November 23, 1998, interest only payments
                  at  11.09% per annum, secured by properties                                  3,502,585

                  Loan from China  Construction  Bank,  due  December  20, 1998, quarterly interest only payments at 11.69% per annum,  secured by
                  properties                                                                   1,207,787

                  Loan from China Industrial Bank, due August 1, 1998, quarterly interest only payments at 13.32% per annum, secured by
                  properties                                                                   3,623,366
                                                                                             -----------

                                                    Total                                    $15,767,670
                                                                                             ===========

                  Principal repayment requirements of all bank loans based on existing terms at December 31, 1997 are as follows:

                      YEAR ENDING                                     PRINCIPAL
                      DECEMBER 31                                     REPAYMENT
                      -----------                                     ---------
                           1998                                  $   13,955,988
                           1999                                       1,811,682
                           Thereafter                                    -

                  Total interest expense for the year ended December 31, 1997 amounted to $3,554,748.

7.       Segment reporting
         -----------------

                  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS No. 131 requires the Company to disclose information used by management to evaluate its individual business segments. As the Company currently is engaged in only one business segment, no additional disclosures are required. The Company's net investment in and the operating results of its various real estate activities may be derived directly from the accompanying consolidated financial statements.

8.       Year 2000
         ---------

                  HIHI  recognizes the potential  implications  of the Year 2000
         (Y2K) issue on systems that may contain date-related transactions, data, embedded chips, etc. HIHI is presently on manual system and is in the process of renovating or replacing, as necessary, the computer applications and business processes to provide for continued services in the new millennium. HIHI is also assessing the preparedness of external entities that interface with HIHI. There can be no assurance that there will not be a material adverse effect on HIHI if its actions and/or those related third parties fail to address all significant issues in a timely manner.

                  The costs of HIHI's Y2K compliance efforts are expensed as incurred and are being funded with cash flows from operations. At this time, the costs of these efforts are not expected to have a material effect to HIHI's financial position or the results of their operations in any given period.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS


Exhibit
Number            Description of Exhibits
------            -----------------------

3(a)(i)           Articles of Incorporation of the Company*
3(a)(ii)          Amendment  to the  Articles of  Incorporation  of the Company,
                  dated October 18, 1982.*
3(a)(iii)         Amendment  to the  Articles of  Incorporation  of the Company,
                  dated January 5, 1996.*
3(b)              Amended and Restated By-laws of the Company.*
10(a)(i)          Loan Contract  between the Shenyang  Haitong House  Properties
                  Development  Co.,  Ltd. and Merchants  Bank  Shenyang  Branch,
                  dated November 15, 1999.*
10(a)(ii)         Mortgage  Contract  between  Shenyang Haitong House Properties
                  Development  Co.,  Ltd. and Merchants  Bank  Shenyang  Branch,
                  dated November15, 1999.*
10(b)(i)          Loan  Contract   between  Shenyang  Haitong  House  Properties
                  Development  Co., Ltd. and Construction  Bank of China,  dated
                  December 9, 1999.*
10(b)(ii)         Mortgage  Contract  between  Shenyang Haitong House Properties
                  Development  Co., Ltd. and Construction  Bank of China,  Dated
                  December 9, 1999.*
10(c)(i)          Loan  Contract   between  Shenyang  Haitong  House  Properties
                  Development  Co.,  Ltd  and  China  Construction  Bank,  dated
                  December 29, 1999.*
10(c)(ii)         Mortgage  Contract  between  Shenyang Haitong House Properties
                  Development  Co.,  Ltd  and  China  Construction  Bank,  dated
                  December 29, 1999.*
10(d)(i)          Loan  Contract   between  Shenyang  Haitong  House  Properties
                  Development  Co.,  Ltd  and  China  Construction  Bank,  dated
                  December 30, 1999.*
10(d)(ii)         Mortgage  Contract  between  Shenyang Haitong House Properties
                  Development  Co.,  Ltd  and  China  Construction  Bank,  dated
                  December 30, 1999.*
10(e)             Management  Contract between Shenyang Haitong House Properties
                  Development  Co.,  Ltd.  and Huayang  Real  Estate  Management
                  (Shenyang) Co., Ltd.*
10(f)             Form of Lease Agreement.*
10(g)             Management  Contract  between  Changyang  Hotel  International
                  (Shenyang)   Co.,  Ltd.  and  Sheraton   Overseas   Management
                  Corporation, dated September 15, 1995.*
10(h)             Amendment  to  Management  Contract  between  Changyang  Hotel
                  International  (Shenyang)  Co.,  Ltd.  and  Sheraton  Overseas
                  Management Corporation, dated April 28, 1998.*
21                Subsidiaries of the Company.*
23.1              Consent of Moore Stevens Frazer & Torbet, LLP.*
27.1              Financial Data Schedule*

------------------
*  Filed herewith


ITEM 2.  DESCRIPTION OF EXHIBITS

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE:  March 28, 2000                       Huayang International Holdings, Inc.


                                            By: /s/ Gao WanJun
                                               -------------------
                                               Name:    Gao WanJun
                                               Title:   President

         Pursuant to the requirements of the Section 12 of the Securities and Exchange Act of 1934, as amended, this registration statement has been signed below by the following persons in the capacities indicated on the 24th day of January, 2000.

                   Signature                                                        Title
                   ---------                                                        -----
/s/ Gao WanJun                                          Chairman  of the  Board  of  Directors,  Chief  Executive
----------------------------------------                Officer and President
Name:  Gao WanJun


/s/ Wang YuFei                                          Secretary and Director
----------------------------------------
Name: Wang YuFei


/s/ Wang XiaoLuan                                       Vice President, Chief Financial Officer and Director
----------------------------------------
Name: Wang XiaoLuan


/s/ Wang XiaoYang                                       Director
----------------------------------------
Name: Wang XiaoYang


/s/ Wang TieJun                                         Director
----------------------------------------
Name: Wang TieJun


/s/ Lu YanCheng                                         Director
----------------------------------------
Name: Lu YanCheng
